UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13G/A

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                PAYCHEX, INC.
                              ________________
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   _______________________________________
                         (TITLE OF CLASS SECURITIES)

                                 704326 10 7
                               ______________
                               (CUSIP NUMBER)

                              DECEMBER 31, 2000
            _______________________________________________________
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)



 CUSIP NO.704326 10 7                                           SCHEDULE 13G



1) NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

    B. Thomas Golisano



2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

    (a)   [   ]
    (b)   [   ]


3)  SEC USE ONLY _________________________________________________________
__________________________________________________________________________


4)  CITIZENSHIP OR PLACE OF ORGANIZATION:

    United States

    NUMBER OF SHARES             5)     SOLE VOTING POWER:          39,867,253
    BENEFICIALLY OWNED           6)     SHARED VOTING POWER:           780,568
    BY EACH REPORTING PERSON     7)     SOLE DISPOSITIVE POWER:     39,867,253
    WITH                         8)     SHARED DISPOSITIVE POWER:      780,568


9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING :         40,647,821


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:    10.9%


12) TYPE OF REPORTING PERSON:    IN

CUSIP NO.  704326 10 7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PAYCHEX, INC.
(Name of Company)

ITEM 1.    (a)  NAME OF ISSUER:
                ______________
                Paychex, Inc.

           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                _______________________________________________
                911 Panorama Trail South
                Rochester, NY  14625

ITEM 2.    (a)  NAME OF PERSON FILING:
                _____________________
                B. Thomas  Golisano

           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                ____________________________________
                911 Panorama Trail South
                Rochester, NY  14625

           (c)  CITIZENSHIP:
                ___________
                United States

           (d)  TITLE OF CLASS OF SECURITIES:
                ____________________________
                Common Stock, par value $0.01 per share

           (e)  CUSIP NUMBER:
                ____________
                704326 10 7

ITEM 3.    Not Applicable

ITEM 4.    OWNERSHIP
           _________
           (a)  AMOUNT BENEFICIALLY OWNED:                   40,647,821
           (b)  PERCENT OF CLASS:                                 10.9%
           (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)  SOLE POWER TO VOTE OR TO
                       DIRECT THE VOTE:                      39,867,253
                 (ii)  SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE:                         780,568
                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT
                       THE DISPOSITION OF:                   39,867,253
                 (iv)  SHARED POWER TO DISPOSE OR TO DIRECT
                       THE DISPOSITION OF:                      780,568

ITEM 5.    OWNERSHIP FIVE PERCENT OR LESS OF A CLASS.
           _________________________________________
           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
           _______________________________________________________________
           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED AND SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.
           __________________________________________________________________
           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
           _________________________________________________________
           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
           ______________________________
           Not Applicable.

ITEM 10.   CERTIFICATION
           _____________
           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE
                                  _________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001                        /s/ B. Thomas Golisano
                                                ______________________
                                                B. Thomas Golisano